UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Crown Financial Holdings, Inc.

(Name of Issuer)

Common stock, $0.01 par value

(Title of Class of Securities)

22834Q 10 8

(CUSIP Number)

Sherwood N. Cook, 3800 Howard Hughes Pkwy., 7th floor, Las Vegas, Nevada 89109, (702) 792-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22834Q 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John M. Edwards

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,758,000 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,758,000 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,758,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rissington Investments

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,548,000 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,548,000 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.5%

14.	Type of Reporting Person (See Instructions) 00

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mining Feasibility Capital Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,210,000 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,210,000 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,210,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share, of Crown Financial Holdings, Inc., a New Jersey corporation (“CFGI”).  The principle offices of CFGI are located at 525 Washington Boulevard, 34th Floor, Jersey City, New Jersey 07310.

Item 2.	Identity and Background
JOHN M. EDWARDS
(a) Name. John M. Edwards
(b) Address. 7500 W. Lake Mead, #9627, Las Vegas, Nevada 89128
(c) Principal Occupation or Employment. Investor
(d-e) Criminal and Civil Proceedings. None
(f) Citizenship. United States

RISSINGTON TRUST (THE “TRUST”)
(a) Name. Rissington Trust
(b) Address. 7500 W. Lake Mead, #9627, Las Vegas, Nevada 89128
(c) Principal Business. Investments
(d-e) Criminal and Civil Proceedings. None
(f) Citizenship. Republic of China business trust

MINING FEASIBILITY CAPITAL CORP. (“MFCC”)
(a) Name. Mining Feasibility Capital Corp.
(b) Address. 7500 W. Lake Mead, #9627, Las Vegas, Nevada 89128
(c) Principal Business. Investments
(d-e) Criminal and Civil Proceedings. None
(f) Citizenship. Nevada corporation

Item 3.	Source and Amount of Funds or Other Consideration

In March and April 2005, Mr. Edwards through the Trust and MFCC made a series of purchases of CFGI Series A Convertible Preferred Stock (“Preferred Stock”) in a private placement.  The purchase price of each share of the Preferred Stock was $148.00.  Mr. Edwards is the sole beneficiary of the Trust and the sole stockholder of MFCC.  The purchases of the Preferred Stock were financed directly or indirectly from the personal assets of Mr. Edwards.

Item 4.	Purpose of Transaction
The Preferred Stock was acquired for investment purposes only.

Item 5.	Interest in Securities of the Issuer
(a-b) Aggregate Beneficial Ownership.

In March and April 2005, the Trust acquired 3,548 shares of the Preferred Stock, and MFCC acquired 3,210 shares of the Preferred Stock.  Each share of the Preferred Stock is convertible into 1,000 shares of CFGI common stock.  If the Preferred Stock were fully converted, the CFGI common stock held by the Trust and MFCC would represent 13.5% and 12.2%, respectively, of the total outstanding CFGI common stock, based on the total outstanding CFGI common stock at June 10, 2005.

(c) Not applicable.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) between Mr. Edwards, the Trust or MFCC, and any other person with respect to any securities of CFGI.

Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7/8/05
Date
/s/ John M. Edwards
John M. Edwards

RISSINGTON TRUST

By:	/s/
Trustee

MINING FEASIBILITY CAPITAL CORP.

By:	/s/
President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)